PRIDE OF
PAPUA NEW GUINEA
2005

International Coffee Competition

Hosted by: Coffee Pacifica, Inc and PNG Coffee Growers Federation Ltd.

Preselection: September 12th through September 2005 in cupping laboratories of Goroka and Lae

International Competition: September 26th through September 30th 2005, Goroka

Coffee Tour: October 1st through October 4th 2005

Coordination: Boot Coffee Consulting, Mr. Willem Boot and Ms. Andi Trindle Walker
Head Judge: Mr. Willem Boot

Inquiries:
Willem Boot – willemboot@bootcoffee.com
Shailen Singh - shailen@coffeepacifica.com



BOOT COFFEE
consulting & training

